Exhibit 99.1

Oi S.A. – In Judicial Reorganization

Corporate Taxpayer Registry (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade – NIRE 3330029520-8

Publicly-held Company

Esteemed Shareholders,

Oi S.A. – In Judicial Reorganization (“Company”), pursuant to CVM Instruction No. 481/09 (“ICVM 481”), as amended, discloses to its shareholders and the market in general the summary voting chart from the remote voting bulletin (Bookkeeping Agent) for the purpose of exercising voting rights at the Extraordinary Shareholders’ Meeting (Assembleia Geral Extraordinária – “AGE”) to be held on April 30, 2021, at 4 pm, on second call (“AGE Second Call”).

The Company clarifies that this is a re-presentation of the same summary voting chart from the remote voting bulletin (bookkeeper) released on April 15, 2021 to the Extraordinary General Meeting called for April 19, 2021, partially installed on first call only in relation to item (1) of the Agenda, with respect to items (2) to (10) of the Agenda, as set forth in article 135 of Law No. 6,404/76, was not reached.

The voting instructions regarding the items of the Agenda that have been received through remote voting ballots sent by the shareholders at the time of the first call of the EGM will be treated normally on the AGE second Call, pursuant to article 21-X, item I in conjunction with the sole paragraph, of CVM Instruction No. 481.

The Company also clarifies that the exercise of such voting right via the completion and delivery of a remote voting bulletin does not prohibit attendance at the AGE and exercise of the vote in-person, in which case the AGE Board will disregard the remote voting instruction, pursuant to Article 21-W, paragraph 5, item I, of CVM Instruction No. 481.

The Company emphasizes that it will carry out verification of the shareholding position as is customarily conducted for its General Shareholders’ Meetings to confirm the shareholding positions of the shareholders that choose to exercise their vote by completing and delivering a remote voting bulletin, taking into account, for the purpose of computation of such votes, the most recent position of each shareholder as available to the Company (or, if not unavailable, the shareholding position as provided by the depositary agent of the Company’s shares, pursuant to Article 21-T, item II, section "a” of CVM Instruction No. 481).

The Company also warns that the information contained in the summary voting chart (Bookkeeping Agent) published may not represent the results of the votes with respect to the matters that will be submitted for deliberation at the AGE, according to the second Call Notice published on April 20, 2021, considering that such summary voting chart comprises only the votes cast by remote voting.

Rio de Janeiro, April 27, 2021.

 Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

Summary Voting Chart - Bookkeeping Agent (released on April 15, 2021)

Extraordinary Shareholders’ Meeting – April 30, 2021 at 4 p.m (Second Call)

Company	OI S.A. - In Judicial Reorganization
Process Number	3274
Meeting Date	April 19, 2021	Meeting Time	3pm
On-line Voting Start Date	March 29, 2021	On-line Voting End Date	April 12, 2021	* Total number of shares per deliberation" includes all types of shares. .
Deliberation Code	Type of Deliberation	Status of the Deliberation	Voting Position	Total number of shares per deliberation (consolidating all types of shares - including ADRs)	Total number of Common Shares per deliberation	Total number of Preferred Shares per deliberation	other types of shares (Units / PNA, PNB, etc) shareholders must disclose all of the other types of shares and quantities that they own in the other columns.
1	Simple Deliberations	Active	Approve	352,782,388	352,782,388	-
2	Simple Deliberations	Active	Approve	352,782,388	352,782,388	-
3	Simple Deliberations	Active	Approve	352,782,388	352,782,388	-
4	Simple Deliberations	Active	Approve	352,782,388	352,782,388	-
5	Simple Deliberations	Active	Approve	352,782,388	352,782,388	-

6	Simple Deliberations	Active	Approve	352,782,388	352,782,388	-
7	Simple Deliberations	Active	Approve	352,782,388	352,782,388	-
8	Simple Deliberations	Active	Approve	352,782,388	352,782,388	-
9	Simple Deliberations	Active	Approve	352,782,388	352,782,388	-
10	Simple Deliberations	Active	Approve	352,782,388	352,782,388	-

The Company clarifies that the matter related to item (1) of the remote voting bulletin, indicated in the summary voting chart now disclosed, has already been subject of a resolution at the EGM held on April 19, 2021, on first call, which is why the AGE Second Call shall consider only the subjects covered by items (2) to (10) of the Distance Voting Ballot and the present summary voting chart, which correspond to items (1) to (9) of the Second Call Notice.